MAIL STOP 3720

      March 3, 2006

Mr. Ivan Zweig
Chief Executive Officer
IElement Corporation
17194 Preston Road
Suite 102, PMB 341
Dallas, TX 75248

      Re:	IElement Corporation
   Registration Statement on Form SB-2
   Filed February 1, 2006
      File No. 333-131451

		Form 10-KSB for the year ended March 31, 2005
		Forms 10-QSB for the quarters ended June 30, September
30
      and December 31, 2005
		File No. 0-29331

Dear Mr. Zweig:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2
1. Please provide a section entitled "Certain Relationships and Related Transactions" that contains all of the information required by Item 404 of Regulation S-B.

Prospectus Cover Page
2. Please revise the introductory sentence to read as follows:
"We
are registering for resale up to...."  In addition, the second sentence in the second paragraph states the shares "may be issued" from time to time. Since the shares have already been issued, please revise to state "may be sold."
3. Please limit the cover page to the disclosure requirements of Item
501 of Regulation S-B and reduce the length to one page. In doing so, delete the fifth paragraph discussing the registration rights granted to the selling shareholders. The last sentence in the second paragraph and the entire fourth paragraph repeat information located in the first paragraph and should therefore be deleted.

Table of Contents

4. Please consider removing from the table the reference to Information Not Required in Prospectus and Signatures unless you intend to deliver Part II along with the prospectus.
Summary, page 1
5. Please revise your summary to discuss very briefly in definite and concrete terms the key aspects of your current business and the services you sell. Your disclosure as currently drafted uses a number of technical terms to describe your business and services and should be revised. Also very briefly state the status of development of the services that you intend to provide, such as VoIP services. Also provide a balanced picture of your financial condition. Indicate under Company Overview your history of net losses, your quantified accumulated deficit, your negative working capital and the fact that you have relied to date almost entirely on external financing to fund your operations. Also disclose the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.
6. You describe yourself as being a "facilities-based nationwide communications service provider." Please explain "facilities-based" and substantiate the "nationwide" status of your business. You also describe yourself as providing "state-of-the-art" telecommunication services. Substantiate this claim as well.

7. Please include a brief discussion of the offering and its terms and provide a summary financial table and accompanying discussion.

Risk Factors, page 2
8. Please avoid the broad conclusion you reach in the narratives and subheadings to many of your risk factors that the risk would have a
"material adverse effect" or an "adverse affect" or that the risk would "adversely affect" or "harm" your business, operating results and financial condition. Instead, replace this, and other such language, with specific disclosure of how your business, operating results and financial condition would be affected. See, for example, risk factors six, seven, twelve, fourteen, eighteen and thirty-one.
9. Risk factors one, nine, eleven, thirteen, seventeen, nineteen and twenty are generic and apply to all companies and therefore should be removed. In the alternative, specify in each risk factor the particular material risk(s) that will result to the company and investors in this offering should the risk(s) come to fruition.
10. Reconcile the disclosure in your second and fourth risk factors regarding your history of net losses and your significant reliance on external financing to fund operations with the information appearing on the home page of your website that you are "self-funding" and "profitable."
11. Identify in risk factor five the small number of key management, operating employees and consultants that manage your telecommunications business.
12. Revise risk factor 10 to address any known current, probable, or pending litigation brought against the company or its officers and directors. In this regard, reference is made to Legal Matters on page 43.
13. In risk factor 11, discuss the extent to which you have had difficulties collecting payments from your customers. In this regard, disclose the amount of your accounts receivable as of the most recent date practicable. You should provide a more extensive discussion of these challenges and the likelihood of collecting your receivables in your MD&A section.
14. Clarify in the subheading and narrative to risk factor 23 that investors may have difficulty selling their shares due to the lack of an active and liquid public market for your shares.
15. To provide readers with a better understanding of the magnitude of the risk discussed in risk factor 26, revise to explain that you are registering for resale shares that constitute more than 100% of your shares currently outstanding on a fully diluted basis.
16. Risk factor 29 appears redundant in light of the disclosure in risk factor 16. Please either consolidate these risk factors or delete one of them. In the risk factor discussion that remains, specifically address the dilution attributable to the issuance of shares of common stock upon exercise of the stock purchase warrants.

17. Elaborate on the areas of your internal controls that need improvement as noted in risk factor 31.

Forward-Looking Statements, page 15

18. We note reference to forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E
of the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Use of Proceeds, page 16
19. Please revise to disclose how you used the proceeds from the initial issuance of the shares of common stock being registered for resale. Also revise to more specifically identify the purposes for which you intend to use the proceeds from the exercise of warrants and quantify the amount intended to be allocated to each purpose. It is not appropriate nor helpful disclosure to investors to aggregate those purposes under a generic category such as "working capital and general corporate purposes."

Management`s Discussion and Analysis or Results of Operation, page
17
20. The staff places great emphasis on the MD&A section and directs your attention to the Commission`s recent interpretative release found at http://www.sec.gov/rules/interp/33-8350.htm. This release provides guidance designed to improve the quality, flow and organization of MD&A. In an effort to facilitate these objectives, the Commission determined that inclusion of an "Executive Overview" section highlighting the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results would greatly facilitate investor understanding of, and appreciation for, a company`s financial condition. As such, please consider including an "Executive Overview" section that discusses the industry-wide factors that management views as most relevant to the company. Discuss how the company generates revenues and sales and identify the primary services and product lines offered. Furthermore, please provide insight into challenges, risks, uncertainties and opportunities which management is aware of and discuss any actions being taken to address the same. This latter point seems especially significant given the company`s recent change in business plan and merger and its expanding product offerings and services. For example, please specifically address how you intend to eliminate the uncertainty of your ability to continue as a going concern.
Our Plan of Operation, page 18
21. The disclosure in this section largely repeats disclosure found in the Business section. Please revise to avoid duplication. In doing so, please refer to Item 303(b) of Regulation S-B for a discussion of what is required in this section.
22. You refer to yourself as a "leading regional added-value carrier." Please substantiate this claim and clarify what you mean by "added-value."
23. You indicate that the company recently entered the VOIP market, purchased equipment necessary to begin providing VOIP services and identified a partner with VOIP expertise to assist in planning and implementation. Please update this disclosure to address your current capacity to provide VOIP services, disclose the cost of the equipment purchased, whether it was purchased from a related party, provide the identity of the partner, and discuss the costs associated with the continued development of these services until you are ready to offer them to potential customers.
24. You discuss various milestones that the company intends to complete. Please disclose the costs associated with each, including how you intend to pay for them, and the date for beginning and completing each. In addition, please explain "next target markets" in the first milestone and "the Company`s national backbone" in the fourth.

Results of Operations, page 20
25. This section should address your results of operations, material changes therein, and reasons therefore for the following comparable periods: your fiscal year end 3/31/05 and 3/31/04; three months ended 12/31/05 and 12/31/04; and nine months ended 12/31/05 and 12/31/04. Provide subheadings for each comparable period discussed.
26. Elaborate on the reason(s) why the sales force was cut back and discuss your efforts to redirect to another market. Identify this market and discuss.
27. Explain the reasons you describe consulting revenue for the three and nine month periods ended 12/31/04 as "non-recurring."
28. Explain the reason(s) why G&A expenses for the three months ended
12/31/05 increased. You indicate that "most expenses have decreased" although it appears total expenses have increased. Clarify and quantify this fact.
29. We note that cost of sales went up for the three months ended 12/31/05. Give the reduction in sales force and overall reduction in revenue during this period, please explain.
30. Provide a discussion of your net loss for the appropriate periods and the reasons therefore.

Liquidity and Capital Resources, page 20
31. Provide a discussion of all material notes payable, loans and debts, including terms to maturity, principal amounts owed, any amounts in arrears, interest rates and any other material terms. By way of illustration only, we note the disclosure in Notes 4 and 5 of the financial statements. Quantify the total amount of your indebtedness, highlighting the total amount overdue, and disclose your debt service requirements for the next 12 months. Discuss your ability to satisfy your debt repayment obligations. Also file all material obligations as exhibits to the registration statement.
32. All material contingent liabilities should be addressed. In this regard, we note the Liability for Stock to be Issued in Note 4 on page 14 to the financial statements. We also note the legal contingencies discussed in Note 10 to the financial statements on page 19.
33. Please include a discussion of your critical accounting estimates
(e.g. revenue recognition, stock compensation to employees and non-employees, etc.). Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.
Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.
34. Clarify what you mean by "factoring" customer receivables.
35. Your assertion that your "current cash resources will be sufficient to sustain our current operations..." appears to contradict the disclosure contained in your fourth risk factor that
"you will need to raise additional capital to fund our anticipated operating expenses and future expansion." Please revise to clarify your ability to satisfy your cash needs.

Business, page 21
36. Please provide the full business development of the company and its predecessors, Global Diversified Acquisition Corp., MailKey Corporation and MK Secure Solutions Limited as required by Item 101(a) of Regulation S-B. Clarify who the control persons and promoters for these entities are/were and disclose any material relationships between these persons, the company, its predecessors, and affiliates thereof. This disclosure should also include a discussion of the material terms of the March 25, 2004 and November
9, 2004 merger agreements, including the form and amount of consideration paid. File the merger agreements as exhibits.
37. Please explain what is a "messaging security and management company."
38. Explain the business purpose for selling MK Secure Solutions for
$1 to SS Khehar & Company.
39. Elaborate on the services that Kramerica will provide to the company. Explain what a "personnel services corporation" does.
40. We note that ICCC provides the company with resold telecom services in exchange for $100,000 per month. Explain "resold telecom services" and whether $100,000 per month is fair to you given the non-arm`s length aspect of this relationship. Indicate how long ICCC has been providing these services generally and to the company specifically. We note that ICCC filed for bankruptcy protection. Update to discuss whether ICCC has emerged from bankruptcy. Provide
Item 101(b)(5) disclosure and indicate the level of reliance the company has on ICCC for resold telecom services. To the extent such reliance creates a material risk, provide appropriate risk factor disclosure. File the services agreement(s) as an exhibit and describe its material terms.

41. As required by Item 101(b) of Regulation S-B, please provide disclosure on the following, to the extent applicable: principal products, services and markets served (101(b)(1)); distribution methods (101(b)(2)); competition (101(b)(4)); dependence on customers
(101(b)(6)); patents, trademarks, etc. (101(b)(7)); need for governmental approval (101(b)(8)); effect of existing or probable governmental regulations (101)(b)(9)); and number of hours spent on
R&D (101(b)(10)).
42. Please include your website address.

Engage in Strategic Acquisitions and Joint Ventures, page 25
43. You indicate that you intend to acquire "additional telecommunication companies." This suggests you already have acquired telecommunication companies and should therefore be revised.
Please also discuss how you intend to finance your acquisition strategy and whether you have any specific potential targets or joint venture partners in mind.

The Offering, page 26
44. This disclosure is redundant of other disclosure contained in the prospectus and should be removed. Similarly delete the Use of Proceeds section appearing on page 26 and the Directors
Compensation
section on page 33.

Management, page 27
45. Given Mr. Zweig`s other business dealings, disclose whether he will contribute full time to IElement`s business. If not, indicate the number of hours per week that he will contribute and include a risk factor addressing the fact that Mr. Zweig, the company`s sole officer and director, will not work full time.
46. Reference is made to your website where you list your management team, such as your chief technology officer and controller.
Please
consider whether these persons qualify as "significant employees" and, if so, discuss them in accordance with Item 401(b) of Regulation
S-B.

Executive Compensation, page 31
47. Item 402(b) requires you to provide the executive compensation disclosure for each of the last three completed fiscal years, and not for calendar years. Please revise accordingly.

Employment Contracts, page 32
48. Clause 10 to Mr. Zweig`s employment agreement filed as exhibit
10.1 has been "intentionally omitted."  Please refile the
agreement
with the omitted information or submit a confidential treatment request pursuant to Rule 406.
Security Ownership of Certain Beneficial Owners and Management,
page
33
49. Reference is made to footnote 2. Contrary to this statement, a person is deemed to beneficially own securities if that person has the right to acquire them within 60 days. See Rule 13d-3(d)(1). As a result, please recalculate your security holders` ownership positions to include the common shares underlying the options, warrants or any other convertible or exercisable instruments.
50. Based on 96,477,065 shares outstanding (or the number of shares outstanding as of the most recent date practicable), please confirm the beneficial ownership percentages for Messrs. Zweig, Brault and Weger. Also revise the Selling Stockholders table on page 35 so that the ownership totals correspond with those in the Beneficial Ownership table. For instance, the number of shares attributable to
Mr. Brault differs in each table.
51. Please provide the address for Messrs. Brault and Weger. See
Item
403(a) of Regulation S-B.

Description of the Private Placement, page 34
52. You indicate that you are currently working to register and issue all 45,125,000 shares of common stock. We are unclear as to the shares to which you are referring and what you mean by "working to register and issue." Please clarify. We note similar disclosure in
Note 4 to the financial statements on page 15 which refers to 59,469,286 shares that the company is working to register and issue.




Selling Security Holders, page 35
53. The selling shareholder table only includes the 82,212,048 shares of common stock already outstanding. It does not include the 30,488,281 shares underlying the warrants. These shares and the corresponding information required by Item 507 of Regulation S-B must be provided in the table.

54. Disclose the natural person(s) who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by all selling shareholders who are not natural persons, such as AK Asset Management and Palladian Capital Advisors.
55. Please tell us in your response letter whether Vista Capital is a broker-dealers or an affiliate of broker-dealers. In this regard, our records indicate that a Vista Capital, LLC, is a broker-dealer.
We may have further comment.
56. It appears that Susan Walton, Tim Dean-Smith, Isaac de la Pena and Vista Capital have all had a material relationship with the company that should be disclosed in footnotes. See Item 507 of Regulation S-B and revise accordingly.

57. Briefly discuss the rules and limitations imposed by Regulation
M.

Where You Can Find More Information, page 43

58. Please revise to refer to the SEC`s new address at 100 F
Street,
NE, Washington, DC 20549.

Financial Statements

Condensed Consolidated Balance Sheet, page 1
59. We note your history of recurring losses, negative working capital, declining revenues and margins. Please tell us how you determined that your goodwill balance was not impaired at March 31 and December 31, 2005. In addition, disclose your accounting policy for goodwill impairment testing in the notes to the financial statements.
60. We note on page 32 that you are 6 months behind on promissory notes issued to Mr. Zweig. Please tell us whether this constitutes a default pursuant to the terms of the notes and also tell us how these notes are classified on the balance sheet, including your basis for the classification.

Consolidated Statements of Operations, page F-3
61. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Consolidated Statement of Changes in Stockholders` Equity
(Deficit),
page F-4
62. For periods prior to the merger, retroactively restate the equity section of the balance sheet, the statement of stockholders` equity and earnings per share of the legal target/accounting acquirer to reflect the exchange ratio established in the merger agreement. With respect to the exchange ratio, the ratio of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer. It is also unclear to us how you have determined the weighted average number of shares outstanding for EPS for the years presented. Please revise or advise.

Consolidated Statement of Cash Flow, page F-8
63. Please tell us why you classify the "acquisition of fixed assets in business combination," "debt and accrued interest assumed in business combination," and "goodwill" in the operating section of the cash flow statement. Further, if these are non-cash items, they should be presented as non-cash investing and financing activities.

Note 1 - Organization and Basis of Presentation, page F-12
64. Please disclose the interest rate on the promissory notes issued to Kramerica. Disclose why the notes were issued and the related accounting for the issuance.

Note 2 - Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-13
65. Please expand upon your revenue recognition policy by including references to the requirements of SAB 104. Also, discuss the nature of your revenues.

Loss Per Share of Common Stock, page F-16
66. We note your statement that "the Company had no options or warrants outstanding during the period." We refer to the issuances of options and warrants listed in the Consolidated Statement of Stockholder`s Equity (Deficit). Please advise or revise.

Stock-Based Compensation, page F-18
67. We note your statement that stock-based compensation for the three-months ended March 31, 2005 was $0. However, your consolidated statements of cash flows on page F-8 indicates stock compensation of
$187,189.  Please advise or revise.

Note 4 - Notes Payable, page F-23
68. Please disclose how you account for the zero interest notes payable.
69. We note the numerous conversions of notes payable to equity.
Tell us whether your notes contain embedded conversion features.

Condensed Consolidated Financial Statements for the three months ended December 31, 2005
70. Please comply with the above comments as applicable.

Note 4. Liability for Stock To Be Issued, page 15
71. Please tell us how you accounted for the warrants issued to
Vista
Capital.
72. If registration rights agreements exist for these warrants or any
other warrants, please file them as exhibits. Further, tell us if your registration rights agreements require you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset
time period, otherwise you would be required to pay a liquidated damages payment. Similarly, tell us if you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for any period.  We note the EITF
recently
deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to
Issue No. 00-19.   The EITF has not reached a consensus on this
issue
and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF
05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing whether each registration rights agreement and the warrants to which each pertains should be considered as a combined freestanding instrument or as separate freestanding instruments.
73. If no registration rights agreements exist for your warrants, please provide us with your analysis of EITF 00-19 for the warrants.
Part II

Item 26.  Recent Sales of Unregistered Securities
74. All unregistered transactions for the past three years should be included in this section and you should briefly discuss the facts supporting, and the basis for, the corresponding exemption from registration. See Item 701 of Regulation S-B. Also ensure that you disclose the dates of each issuance and identify the persons or class of persons to whom you issued the shares.
75. You have booked a liability for shares to be issued as of December 31, 2005. Please update as to the status of these, and all other, privately issued shares.

Item 27.  Exhibits
76. The legality opinion opines upon shares to be issued by the company in a best efforts offering. Please provide a revised opinion with your next amendment that actually relates to this offering.
77. We note your reference to your operating leases in Note 5 to the financial statements. We remind you to file the operating leases, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.
Also file the warrant agreements, your articles of incorporation, as amended, and bylaws as exhibits. See Item 601 of Regulation S-B.
78. Please include a list of subsidiaries as required by Item 601(b)(21) of Regulation S-B. In addition, clarify your corporate structure in the Business section of the prospectus.

Item 28.  Undertakings
79. In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures
80. Please have your principal accounting officer sign in that capacity. In addition, please note that Mr. Zweig must sign the registration twice according to Form SB-2: once on behalf of the registrant and again in the capacity of your executive officers and the sole member of your board of directors.

Form 10-KSB for the year ended March 31, 2005
Forms 10-QSB for the quarters ended June 30, September 30 and
December 31, 2005
81. Please be advised that the Rule 13a-15 certifications must be in
the exact form and include the exact disclosure as specified by
Item
601(b)(31) of Regulation S-B.  We note that your certifications:
(1)
omit certain required language (e.g., in paragraph 5, the term "of internal controls over financial reporting" is omitted, in sub-paragraph (a) of paragraph 5, the terms "material weaknesses," "internal controls over financial reporting" and "reasonably likely to" are omitted); (2) contain mistakes (e.g., references to "the registrant" should be made to "the small business issuer," paragraph
4 refers to the wrong rules for the definition of "disclosure controls and procedures," subparagraph (b) of paragraph 4 should be made as of the end of the period covered by the report rather than within 90 days prior to the filing date of the report, and subparagraph (c) of paragraph 4 should read "as of the end of the period covered by this report based on such evaluation" and not "as of the Evaluation Date"); and (3) include unnecessary language. These are examples only. Please amend your Form 10-KSB for the year ended March 31, 2005 and all subsequently filed Forms 10-QSB to include the revised certifications. Please note that when you correct your certifications, you will have to re-file your Forms 10-
KSB and 10-QSB in their entirety.


*******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.

      Sincerely,



      Michele M. Anderson
								Legal Branch Chief

cc:	Laura Anthony, Esq.
	Fax: (561) 514-0832



Mr. Ivan Zweig
IElement Corporation
March 3, 2006
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